Exhibit 99.1

FOR IMMEDIATE RELEASE

TIME INC. TO BE ACQUIRED BY MEREDITH CORPORATION

(NEW YORK, NY, November 26, 2017)—Time Inc. (NYSE: TIME) today announced that it has entered into a definitive agreement to be acquired by Meredith Corporation (NYSE: MDP). Under the terms of the agreement, Meredith will make an $18.50 per share cash tender offer to acquire all outstanding Time Inc. shares for a total transaction value of approximately $2.8 billion, including the assumption of debt and net of cash acquired. The transaction has been unanimously approved by the Boards of Directors of Meredith and Time Inc., and is expected to close during the first quarter of 2018. The $18.50 per share price represents a 46% premium over the closing price on November 15, 2017, the day prior to media reports about the transaction, and a 66% premium over the 10-day volume weighted average trading price ending on that day.

John Fahey, Chairman of the Board, said, “Time Inc.’s Board of Directors has unanimously determined that this all-cash transaction, and the immediate, certain value it provides, is in the best interests of the Company and its shareholders. On behalf of the entire Board, I thank Rich Battista for his strong and exemplary leadership. We also thank the management team and all Time Inc. employees, who together have made significant progress transforming one of the world’s most iconic and historically significant publishing companies into a leading multiplatform media enterprise.”

Rich Battista, President and CEO of Time Inc., stated, “I am proud of our accomplishments and thank the talented teams across the Company for their extraordinary work, relentless commitment, and passion. Together, we moved quickly and successfully to launch, grow, and advance our multi-platform offerings during unprecedented times in the media sector. Time Inc. now engages over 230 million consumers across digital and print every month through a portfolio of premium, iconic brands that are well positioned to continue to be powerful voices in media for many years to come.”

The transaction is subject to customary closing conditions and regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

Battista will work closely with the Meredith management team to ensure a smooth transition through the closing date. Upon the closing, it is expected that Battista will leave the Company.

Morgan Stanley & Co. LLC and BofA Merrill Lynch are serving as financial advisors to Time Inc. and Debevoise & Plimpton LLP is serving as legal advisor.

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ADDITIONAL INFORMATION

The tender offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Time Inc. or any other securities. On the commencement date of the offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by purchaser and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Time Inc. The offer to purchase shares of Time Inc.’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by purchaser, and the solicitation/recommendation statement will be filed with the SEC by Time Inc. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement.

ABOUT TIME INC.

Time Inc. is a leading multi-platform consumer media company that engages over 230 million consumers globally every month. The Company’s influential brands include PEOPLE, TIME, FORTUNE, SPORTS ILLUSTRATED, INSTYLE, REAL SIMPLE, SOUTHERN LIVING and TRAVEL + LEISURE, as well as approximately 60 diverse international brands. Time Inc. offers marketers a differentiated proposition in the marketplace by combining its powerful brands, trusted content, audience scale, direct relationships with consumers and unique first-party data. The company is home to growing media platforms and extensions, including digital video, OTT, television, licensing, international markets, paid products and services and celebrated live events, such as the TIME 100, FORTUNE Most Powerful Women, PEOPLE’s Sexiest Man Alive, SPORTS ILLUSTRATED’s Sportsperson of the Year, the ESSENCE Festival and the FOOD & WINE Classic in Aspen.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors and other factors affecting the operation of Time Inc.’s businesses. More detailed information about these factors may be found in filings by Time Inc. with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Time Inc. is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

MEDIA CONTACTS

Greg Giangrande, 212-522-2163, Greg.Giangrande@timeinc.com

Jill Davison, 212-522-0105, Jill.Davison@timeinc.com

INVESTOR RELATIONS CONTACTS

Roger Clark, 212-522-1795, Roger.Clark@timeinc.com

Tanya Levy-Odom, 212-522-9225, Tanya.Levy-Odom@timeinc.com